

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

<u>Via E-Mail</u>
Mr. Steven O. Cordier
Chief Financial Officer
Penford Corporation
7094 S. Revere Parkway
Centennial, Colorado 80112

      Re: **Penford Corporation**
                Form 10-K for the Fiscal Year ended August 31, 2012
                Filed November 8, 2012
                File No. 0-11488

Dear Mr. Cordier:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Karl Hiller

                           Karl Hiller
                           Branch Chief